Distributions to Shareholders

Each Fund may periodically make reclassifications among certain of its capital accounts as a result of the timing and characterization of certain income and capital gains distributions determined in accordance with federal tax regu-lations, which may differ from GAAP. These reclassifications are due to differing treatment for items such as deferral of wash sales, net operating losses and post-October capital losses.

Accordingly, at August 26, 2002, reclassifications were recorded to increase (decrease) capital by ($336) and increase (decrease) net investment income by $336 for the La Crosse Large Cap Stock Fund.